UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 11)

LADISH COMPANY, INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

505754200
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 505754200  Page 2 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       8,637
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          8,637
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

8,637 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

0.06%

14. Type of Reporting Person (See instructions)

BD, PN

Schedule 13D/A

CUSIP No. 505754200  Page 3 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Corporation
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        8,637
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                8,637

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

8,637 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

0.06%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 505754200  Page 4 of 5 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

WC

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

USA
              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        8,637
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                8,637

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

8,637 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

0.06%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 505754200  Page 5 of 5 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on October 19, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of Ladish Co., Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D, as previously amended, remains unchanged.
By reason of the transaction reported herein, the Filers have ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

a. Grace beneficially owns an aggregate of 8,637 shares of Common Stock, constituting 0.06% of all of the outstanding shares of Common Stock. Grace currently holds the following securities of the Issuer:

8,637 shares of Common Stock.

The transactions effected by the Filer subsequent to August 19, 2005 are set forth on Schedule A.

c. This filing is being made to reflect the sale of 2,900,000 shares of Common Stock of the Company which was made pursuant to the Registration Statement as filed with the Securities and Exchange Commission dated September 14,
2005. The purchaser paid $16.00 (less $.40 commission) per share for these shares of Common Stock.

e. The Filers ceased to be a beneficial owner of more than 5% of the Common Stock on September 20, 2005.

SIGNATURE

Each of the Filers, after reasonable inquiry and to the best of each of their individual knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2005

GRACE BROTHERS, LTD.



By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner


SPURGEON CORPORATION



By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President


BRADFORD T. WHITMORE, individually



By: /s/ Bradford T. Whitmore

SCHEDULE A

TRADE ACTIVITY FOR LADISH CO. INC. EFFECTED BY
GRACE BROTHERS, LTD. THROUGH SEPTEMBER 20, 2005.

                           Amount of
                           Shares       Price per
Date         Security      (Sold)       Share
09/20/05     Common Stock  2,900,000    15.60
